Filed Pursuant to Rule 433

Registration No. 333-138755

333-138755-01

Final Term Sheet

March 28, 2007

Textron Financial Canada Funding Corporation

Cdn. $80,000,000 Floating Rate Notes due 2010

Issuer:	Textron Financial Canada Funding Corp. (the “Company”)
Guarantor:	Textron Financial Corporation (the “Guarantor”)
Issue Size:	CAD $80 million
Issue:	Medium Term Notes issued pursuant to a Prospectus and Prospectus Supplement dated December 13, 2006
Settlement:	April 9, 2007 (T+12)
Maturity:	April 30, 2010
Coupon:	90 day Bankers Acceptances plus 15 basis points
Price:	$100.00
Interest Payment Dates:

The 30th day of January, April, July and October, commencing July 30th, 2007 with a long first coupon. If a coupon payment date is not a business day in Toronto then the payment will be calculated to the next business day.

Rate Setting:	Average 3 month Bankers Acceptance rate, rounded to the nearest 0.00001% (with 0.000005% rounded up), of quotes shown on Reuters page “CDOR” as at the dates outlined under Interest Payment Dates
Rank:

The Notes will constitute direct, unconditional, unsubordinated and unsecured obligations of the Company and will rank pari-passu among themselves and equally with all other unsecured obligations (other than subordinated obligations, if any) of the Company from time to time outstanding.

Ratings:	S&P: A- Moody’s: A3
Fee:	$200,000
CUSIP:	CA88319ZAL72
Bookrunner:	Scotia Capital Inc.
Co-Manager	BMO Nesbitt Burns Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the documents incorporated by reference therein and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-877-820-3328.

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